NORTH AMERICAN
CONSTRUCTION GROUP

EVERYONE GETS HOME SAFE

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

Management’s Discussion and Analysis
March 13, 2024
The following Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2023, and notes that follow. These statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all summary information contained in this MD&A has also been prepared in accordance with GAAP and all dollar amounts are expressed in Canadian dollars. The audited consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form ("AIF"), are available on the Canadian Securities Administrators' SEDAR+ System at www.sedarplus.ca, the Securities and Exchange Commission's website at www.sec.gov and our company website at www.nacg.ca.
Our MD&A presents non-GAAP financial measures, non-GAAP ratios, and supplementary financial measures that provide useful financial information to our investors to better understand our performance. A "non-GAAP financial measure" is a financial measure that depicts historical or future financial performance, financial position or cash flows, but excludes amounts included in, or includes amounts excluded from, the most directly comparable GAAP measure. A "non-GAAP ratio" is a ratio, fraction, percentage or similar expression that has a non-GAAP financial measure as one or more of its components. Non-GAAP financial measures and ratios do not have standardized meanings under GAAP and therefore may not be comparable to similar measures presented by other issuers. A "supplementary financial measure" is a financial measure disclosed, or intended to be disclosed, on a periodic basis to depict historical or future financial performance, financial position or cash flows that does not fall within the definition of a non-GAAP financial measure or non-GAAP ratio. In our MD&A, we use non-GAAP financial measures and ratios such as "adjusted EBIT", "adjusted EBITDA", "adjusted EBITDA margin", "adjusted EPS", "adjusted net earnings", "backlog", "capital additions", "capital expenditures, net", "capital inventory", "capital work in progress", "cash provided by operating activities prior to change in working capital", "combined backlog", "combined gross profit", "combined gross profit margin", "equity investment depreciation and amortization", "equity investment EBIT", "equity method investment backlog", "free cash flow", "growth capital", "general and administrative expenses (excluding stock-based compensation)", "growth spending", "invested capital", "net debt", "share of affiliate and joint venture capital additions", "sustaining capital", "total capital liquidity", "total combined revenue", and "total debt". We also use supplementary financial measures such as "gross profit margin" and "total net working capital (excluding cash and current portion of long-term debt)" in our MD&A. We provide tables in this document that reconcile non-GAAP and capital management measures used to GAAP measures reported on the face of the consolidated financial statements. A summary of our financial measures is included below under the heading "Financial Measures".

Management's Discussion and Analysis December 31, 2023	M-1	North American Construction Group Ltd.

OVERALL PERFORMANCE

(Expressed in thousands of Canadian Dollars, except per share amounts)	Year ended
	December 31,
	2023	2022	Change
Revenue	$957,220	$769,539	$187,681
Total combined revenue(i)	1,273,628	1,054,265	219,363

Gross profit	154,217	101,548	52,669
Gross profit margin(i)	16.1%	13.2%	2.9%

Combined gross profit(i)	203,855	151,129	52,726
Combined gross profit margin(i)(ii)	16.0%	14.3%	1.7%

Operating income	95,714	71,157	24,557

Adjusted EBITDA(i)	296,963	245,352	51,611
Adjusted EBITDA margin(i)(iii)	23.3%	23.3%	—%

Net income	63,141	67,372	(4,231)
Adjusted net earnings(i)	75,228	65,912	9,316

Cash provided by operating activities	270,391	169,201	101,190
Cash provided by operating activities prior to change in working capital(i)	219,341	182,511	36,830

Free cash flow(i)	89,972	70,312	19,660

Purchase of PPE	202,809	111,499	91,310
Sustaining capital additions(i)	168,586	113,095	55,491
Growth capital additions(i)	40,416	—	40,416

Basic net income per share	$2.38	$2.46	$(0.08)
Adjusted EPS(i)	$2.83	$2.41	$0.42
(i)See "Non-GAAP Financial Measures".
(ii)Combined gross profit margin is calculated using combined gross profit over total combined revenue.
(iii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Revenue of $957.2 million represents a $187.7 million (or 24%) increase for the full year of 2023, compared to 2022, as a result of the acquisition of the MacKellar Group ("MacKellar") effective October 1, 2023. Due to the change of control that was effective October 1, 2023, MacKellar generated a full quarter of revenue totaling $122.5 million and continued its growth profile with the fourth quarter being over 40% higher than Q4 2022 and double that of Q4 2021. Significant rainfall in November and early December impacted MacKellar's top-line but in general, the revenue achieved was consistent with pre-acquisition expectations. The most significant mine sites for MacKellar are the Carmichael and Middlemount mines, located in the Queensland region, which provided strong top-line contributions in the quarter.
Excluding MacKellar, the full year equipment utilization profiles for 2023 and 2022 generated consistent revenue with the equipment and unit rate adjustments applied in late Q3 2022 to reflect the specific inflationary cost pressures experienced in the Fort McMurray region providing the primary driver of the year-over-year increase. The purchase of ML Northern Services Ltd.'s ("ML Northern") fuel and lube equipment fleet, which occurred on October 1, 2022, was integrated into our operations and generated full-year equipment operating hours in 2023. Lastly, revenues generated by DGI (Aust) Trading Pty Ltd. ("DGI") were significantly higher than 2022 on strong global demand for used components and major parts required by heavy equipment fleets.
Combined revenue of $1,273.6 million in 2023 represents a $219.4 million (or 21%) year-over-year increase. Our share of revenue generated in 2023 by joint ventures and affiliates was $686.3 million, compared to $596.0 million in 2022 (an increase of 15%). The Fargo Moorhead project was the primary driver of the year-over-year increase with 2023 being the year of achieving full scale operations. Based on our share of revenue, the project generated $117.5 million in 2023, compared to $40.6 million in 2022, while progressing the project past the 30% completion mark with over 10% being completed in the fourth quarter alone. In addition, positive momentum was generated by the continued growth from rebuilt ultra-class haul trucks now being owned by the Mikisew North American Limited Partnership ("MNALP"). Offsetting these increases, the Nuna Group of Companies ("Nuna") ramped down activities in early Q3 2023 at the gold mine in Northern Ontario and consequently posted lower overall revenue in 2023.

Management's Discussion and Analysis December 31, 2023	M-2	North American Construction Group Ltd.

For the full year of 2023, gross profit was $154.2 million, or 16.1% of revenue, up from $101.5 million and 13.2% in the previous year. Included in the gross profit margin for the year was depreciation of $131.3 million, or 13.7% of revenue, which is an increase from our prior year expense of $119.3 million but, more importantly, a decrease from our prior year rate of 15.5%. The acquisition of MacKellar, steady operating conditions in the Fort McMurray region, and inflation-adjusted equipment and unit rates resulted in gross profit margin returning to historical levels in 2023. In addition to our core heavy equipment fleet, margins were bolstered by the full-year contributions from ML Northern and DGI, which yielded higher margins on service and component sales, and the operations support contracts at coal mines in Texas and Wyoming.
Combined gross profit margin of 16.0% for the full year of 2023 was consistent with the wholly-owned entities but was notably impacted by the negative gross profit posted by Nuna in the fourth quarter. The primary drivers of this were three projects in Northern BC and the Northwest Territories that had costs exceed, and equipment productivity fall short of, project estimates. Based on historical precedent, the gross margin and EPS impacts of these projects in the quarter was approximately $7.5 million and 20 cents per share. These projects are now substantially complete with NACG, as the joint venture operator, intervening in early Q1 2024 by taking major restructuring steps to establish a turnaround plan to promptly return Nuna to operational excellence.
General and administrative expenses (excluding stock-based compensation) were $41.0 million, or 4.3% of revenue, compared to $25.1 million, or 3.3% of revenue, in the previous year. General and administrative expenses in the year include one-time costs of $7.1 million related to the acquisition of MacKellar. MacKellar's administrative cost profile is similar to the Canadian and U.S. operations.
Adjusted EBITDA of $297.0 million represents a 21% increase from the prior year result of $245.4 million and was coincidently consistent with overall revenue activity as adjusted EBITDA margin of 23.3% was identical to the prior year margin of 23.3%. The strong performance of the various wholly-owned businesses lines, including MacKellar, and the Fargo-Moorhead project was offset by weaker operational performance by Nuna in the back half of 2023.
Net interest expense was $36.9 million for the year, including approximately $1.6 million of non-cash interest, compared to $24.5 million and $1.1 million, respectively, in the previous year. Our average cash cost of debt for the year was 7.5% as rate increases posted by the Bank of Canada directly impact our Credit Facility and have a delayed impact as well on the rates for secured equipment-backed financing. Adjusted EPS of $2.83 on adjusted net earnings of $75.2 million is 17.4%, up from the prior year figure of $2.41, and is consistent with the relative increase of adjusted EBITDA as depreciation, tax, and interest rates generally tracked consistently with the prior year. Weighted-average common shares outstanding were fairly steady for the full years of 2023 and 2022 being 26.6 million and 27.4 million, respectively, with the full year of 2023 being impacted by share redemptions during the second and third quarters of 2022.
Free cash flow of $90.0 million is the culmination of adjusted EBITDA of $297.0 million, mentioned above, less sustaining capital additions of $168.6 million, cash interest paid during the year of $33.5 million and current income taxes of $6.8 million. Sustaining capital additions during the year were comprised exclusively of routine maintenance spending on and replenishment of heavy equipment and, as a percentage of reported revenue, increased from 14.7% in 2022 to 17.6% in 2023 due to component quality issues experienced in the first half of the year. Albeit seasonal in nature, the percentage in the fourth quarter was 12.5% with a full quarter contribution from MacKellar and the ramp-up of the active winter program in Canada. Included in free cash flow are the capital, interest and tax costs required of and incurred by our joint ventures of which our share totaled $18.4 million during the year.
The remaining differences in free cash flow generation are related to timing impacts. Changes in routine working capital balances had a positive impact on cash generated in 2023, primarily from working capital management at MacKellar in the fourth quarter. In addition, temporary impacts on free cash flow in the year included i) an increase in capital work in process and capital inventory investments as we build our maintenance programs and ii) growth of equity in our joint ventures which require cash discipline to manage growth capital spending and working capital balances. As quantitative evidence of this latter timing impact, our equity in joint ventures grew by $5.8 million during the year which we expect to translate into cash distributions over time. Excluding the debt funding required for both MacKellar's upfront acquisition costs and growth capital in the fourth quarter, free cash flow generation was primarily directed to debt reduction ($66.4 million) with secondary uses being dividends and trust purchases ($16.0 million) and growth capital in Canada ($5.5 million).

Management's Discussion and Analysis December 31, 2023	M-3	North American Construction Group Ltd.

FINANCIAL HIGHLIGHTS
Five-year financial performance

	Year ended December 31,
(dollars in thousands except ratios and per share amounts)	2023	2022	2021	2020(iii)	2019(iii)
Operating Data
Revenue	$957,220	$769,539	$654,143	$498,468	$715,110
Gross profit	154,217	101,548	90,417	92,218	94,338
Gross profit margin(i)	16.1%	13.2%	13.8%	18.5%	13.2%
Operating income	95,714	71,157	55,128	67,122	57,131
Adjusted EBIT(i)	145,238	113,845	92,661	81,418	70,962
Adjusted EBITDA(i)	296,963	245,352	207,333	174,336	174,379
Adjusted EBITDA margin(ii)	23.3%	23.3%	25.5%	29.9%	23.4%
Comprehensive income	62,428	67,676	51,410	49,208	36,878
Adjusted net earnings(i)	75,228	65,912	58,243	48,746	43,721

Per share information
Basic net income per share	$2.38	$2.46	$1.81	$1.75	$1.45
Diluted net income per share	$2.09	$2.15	$1.64	$1.60	$1.23
Adjusted EPS(i)	$2.83	$2.41	$2.06	$1.73	$1.72

Balance Sheet Data
Total assets	$1,546,478	$979,513	$869,278	$839,063	$793,152

Current portion of long-term debt	81,306	42,089	44,728	43,158	47,680
Non-current portion of long-term debt (excluding convertible debentures)	485,077	253,073	211,148	331,169	270,381
Current obligation related to MacKellar acquisition	20,070	—	—	—	—
Non-current obligation related to MacKellar acquisition	93,356	—	—	—	—
Total debt(i)	679,809	295,162	255,876	374,327	318,061
Convertible debentures	129,750	129,750	129,750	55,000	94,031
Cash	(88,614)	(69,144)	(16,601)	(43,447)	(5,208)
Net debt(i)	720,945	355,768	369,025	385,880	406,884
Total shareholders' equity	356,654	305,919	278,463	248,443	180,119
Invested capital(i)	$1,077,599	$661,687	$647,488	$634,323	$587,003

Outstanding common shares, excluding treasury shares	26,737,095	26,420,821	28,458,115	29,166,630	25,777,445
Cash dividend declared per share	0.40	0.32	0.16	0.16	0.12
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
(iii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".

Management's Discussion and Analysis December 31, 2023	M-4	North American Construction Group Ltd.

Summary of net income

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands, except per share amounts)	2023	2022	2023	2022
Revenue	$326,298	$233,417	$957,220	$769,539
Cost of sales	218,853	154,967	671,684	548,723
Depreciation	41,990	35,860	131,319	119,268
Gross profit	$65,455	$42,590	$154,217	$101,548
Gross profit margin(i)	20.1%	18.2%	16.1%	13.2%
General and administrative expenses (excluding stock-based compensation)(i)	18,702	6,648	41,016	25,075
Stock-based compensation (benefit) expense	(496)	4,910	15,828	4,780
Operating income	45,779	31,565	95,714	71,157
Interest expense, net	14,007	7,774	36,948	24,543
Net income	17,646	26,081	63,141	67,372

Adjusted EBITDA(i)	101,136	85,875	296,963	245,352
Adjusted EBITDA margin(ii)	25.1%	26.8%	23.3%	23.3%

Per share information
Basic net income per share	$0.66	$0.99	$2.38	$2.46
Diluted net income per share	$0.58	$0.84	$2.09	$2.15
Adjusted EPS(i)	$0.87	$1.10	$2.83	$2.41
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Reconciliation of total reported revenue to total combined revenue

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2023	2022	2023	2022
Revenue from wholly-owned entities per financial statements	$326,298	$233,417	$957,220	$769,539
Share of revenue from investments in affiliates and joint ventures	169,662	183,006	686,299	596,033
Elimination of joint venture subcontract revenue	(92,522)	(96,315)	(369,891)	(311,307)
Total combined revenue(i)	$403,438	$320,108	$1,273,628	$1,054,265
(i)See "Non-GAAP Financial Measures".
Reconciliation of reported gross profit to combined gross profit

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2023	2022	2023	2022
Gross profit from wholly-owned entities per financial statements	$65,455	$42,590	$154,217	$101,548
Share of gross profit from investments in affiliates and joint ventures	8,670	14,541	49,638	49,581
Combined gross profit(i)	$74,125	$57,131	$203,855	$151,129
(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis December 31, 2023	M-5	North American Construction Group Ltd.

Reconciliation of net income to adjusted net earnings, adjusted EBIT and adjusted EBITDA

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2023	2022	2023	2022
Net income	$17,646	$26,081	$63,141	$67,372
Adjustments:
Loss (gain) on disposal of property, plant and equipment	1,470	(533)	1,659	536
Stock-based compensation (benefit) expense	(496)	4,910	15,828	4,780
Acquisition costs	5,934	—	7,095	—
Loss on equity investment customer bankruptcy claim settlement	—	—	759	—
Loss (gain) on derivative financial instruments	916	(778)	(6,063)	(778)
Equity investment (gain) loss on derivative financial instruments	(713)	364	(1,362)	(4,776)
Tax effect of the above items	(1,589)	(1,006)	(5,829)	(1,222)
Adjusted net earnings(i)	$23,168	$29,038	$75,228	$65,912
Adjustments:
Tax effect of the above items	1,589	1,006	5,829	1,222
Change in fair value of contingent consideration	4,681	—	4,681	—
Interest expense, net	14,007	7,774	36,948	24,543
Income tax expense	10,930	6,889	22,822	17,073
Equity earnings in affiliates and joint ventures(i)	(2,401)	(8,401)	(25,815)	(37,053)
Equity investment EBIT(i)	1,787	9,363	25,545	42,148
Adjusted EBIT(i)	$53,761	$45,669	$145,238	$113,845
Adjustments:
Depreciation and amortization	42,277	36,094	132,516	120,124
Equity investment depreciation and amortization(i)	5,098	4,112	19,209	11,383
Adjusted EBITDA(i)	$101,136	$85,875	$296,963	$245,352
Adjusted EBITDA margin(ii)	25.1%	26.8%	23.3%	23.3%
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2023	2022	2023	2022
Equity (earnings) loss in affiliates and joint ventures	$2,401	$8,401	$25,815	$37,053
Adjustments:
Interest (income) expense, net	(268)	688	(1,183)	2,589
Income tax (recovery) expense	(324)	275	970	2,442
(Gain) loss on disposal of property, plant and equipment	(22)	(1)	(57)	64
Equity investment EBIT(i)	$1,787	$9,363	$25,545	$42,148
Depreciation	4,983	3,936	18,555	10,679
Amortization of intangible assets	115	176	654	704
Equity investment depreciation and amortization(i)	$5,098	$4,112	$19,209	$11,383
(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis December 31, 2023	M-6	North American Construction Group Ltd.

Analysis of three months and year ended December 31, 2023, results
Revenue
A breakdown of revenue by reportable segment is as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022
Heavy Equipment - Canada	$187,545	$221,375	$766,920	$708,786
Heavy Equipment - Australia	134,698	6,089	158,608	30,693
Other	10,133	8,483	39,963	56,963
Eliminations	(6,078)	(2,530)	(8,271)	(26,903)
	$326,298	$233,417	$957,220	$769,539
A breakdown of revenue by source is as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022
Operations support services	$308,513	$212,870	$886,963	$688,734
Equipment and component sales	13,899	9,179	57,822	48,728
Construction services	3,886	11,368	12,435	32,077
	$326,298	$233,417	$957,220	$769,539
For the three months ended December 31, 2023, revenue was $326.3 million, up from $233.4 million in the same period last year. The majority of the quarter-over-quarter increase in revenue was driven by the October 2023 acquisition of MacKellar, represented in the Heavy Equipment - Australia segment of $134.7 million. Heavy Equipment - Canada equipment utilization of 65%, compared to the record Q4 metric of 73% last year, was primarily impacted by the late start of winter reclamation scopes at the Syncrude Mine. Heavy Equipment - Canada revenue was down over the same period in 2022 as a result of changes in timing of reclamation projects beginning later than the previous year and certain construction scopes concluding earlier in 2023, relative to the same period in 2022. Further quarter-over-quarter revenue decrease is related to regional labour incentive pay for the Fort McMurray region which ended in Q2 2023.
For the year ended December 31, 2023, revenue was $957.2 million, up from $769.5 million for the year ended December 31, 2022. The increase of 24% reflects the Q4 factors noted above in addition to strong Q1 performance resulting from high utilization. Q1 2022 was also heavily impacted by shortages in heavy equipment technicians and general workforce availability caused by high case counts of the COVID-19 Omicron variant, while Q1 2023 was not impacted by these factors to the same extent.
Gross profit
A breakdown of gross profit by reportable segment is as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022
Heavy Equipment - Canada	$31,365	$38,135	$104,167	$81,754
Heavy Equipment - Australia	31,574	472	40,607	6,721
Other	3,149	4,168	11,986	15,627
Eliminations	(633)	(185)	(2,543)	(2,554)
	$65,455	$42,590	$154,217	$101,548

Management's Discussion and Analysis December 31, 2023	M-7	North American Construction Group Ltd.

A breakdown of cost of sales is as follows:

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2023	2022	2023	2022
Salaries, wages and benefits	$99,216	$69,979	$292,226	$241,113
Repair parts and consumable supplies	65,971	36,494	198,730	131,460
Subcontractor services	28,543	30,449	100,572	91,666
Equipment and component sales	12,446	6,637	46,084	41,302
Third-party equipment rentals	7,982	5,885	18,727	22,964
Fuel	3,470	3,604	8,410	12,963
Other	1,225	1,919	6,935	7,255
Cost of sales	$218,853	$154,967	$671,684	$548,723
For the three months ended December 31, 2023, gross profit was $65.5 million or 20.1% of revenue, up from a gross profit of $42.6 million and 18.2% gross margin in the same period last year. The quarter-over-quarter increase is the result of the October 2023 acquisition of MacKellar, represented in the Heavy Equipment - Australia segment. The decrease in gross profit in the Heavy Equipment - Canada segment is driven by the decrease in revenue. For the three months ended December 31, 2023, cost of sales were $218.9 million, up from cost of sales of $155.0 million in the same period last year. The increase in cost of sales is driven by the acquisition of MacKellar. This increase was partially offset by a reduction in the Heavy Equipment - Canada segment in line with the revenue results discussed above.
For the year ended December 31, 2023, gross profit was $154.2 million, or 16.1% of revenue, up from $101.5 million, or 13.2% of revenue, in the previous year. For the year ended December 31, 2023, cost of sales were $671.7 million, up from cost of sales of $548.7 million in the same period last year. The increase in gross profit in the Heavy Equipment - Australia segment is due to the Q4 factors discussed above, while the year-over-year increase in gross profit in the Heavy Equipment - Canada segment was due to efficiencies in mobilization of the larger truck and loading equipment fleets at certain sites and higher equipment utilization in the first half of the year. Gross margin was further impacted in the prior year by workforce availability issues in January due to high COVID-19 Omicron cases and the significant impact of cost inflation and skilled labour shortages in Q1 2022.
A breakdown of depreciation by reportable segment is as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022
Heavy Equipment - Canada	$28,393	$35,795	$116,660	$119,054
Heavy Equipment - Australia	13,100	65	13,240	183
Eliminations	497	—	1,419	31
	$41,990	$35,860	$131,319	$119,268
For the three months ended December 31, 2023, depreciation was $42.0 million (12.9% of revenue) up from $35.9 million (15.4% of revenue) in the same period last year. Depreciation for the year ended December 31, 2023, was $131.3 million (13.7% of revenue) up from $119.3 million (15.5% of revenue) for the year ended December 31, 2022. The decrease in Q4 2023 in Heavy Equipment - Canada relates to decreased operating equipment hours by the fleet when compared to 2022. The decreases in depreciation as a percentage of revenue relate to diversification efforts and the heavy equipment fleet in Canada being less of a proportion of revenue and depreciation.
Operating income
For the three months ended December 31, 2023, operating income was $45.8 million, up from $31.6 million during the same period last year. G&A expense, excluding stock-based compensation expense, was $18.7 million, or 5.7% of revenue, for the three months ended December 31, 2023, up from $6.6 million, or 2.8% of revenue, in the same period last year. The increase was due to increased business activity levels with the recent acquisitions and non-recurring acquisition costs for MacKellar totaling $5.9 million.
For the year ended December 31, 2023, operating income was $95.7 million, up from $71.2 million for the year ended December 31, 2022. G&A expense, excluding stock-based compensation expense, was $41.0 million for the year ended December 31, 2023, or 4.3% of revenue, up from the $25.1 million and 3.3% of revenue, recorded in the year ended December 31, 2022. The year-over-year gross increase was due to increased business activity levels with the recent acquisitions and non-recurring acquisition costs for MacKellar totaling $7.1 million.

Management's Discussion and Analysis December 31, 2023	M-8	North American Construction Group Ltd.

For the three months and year ended December 31, 2023, stock-based compensation was a $0.5 million benefit and $15.8 million expense, respectively. For the three months and year ended December 31, 2022, stock-based compensation expense was $4.9 million and $4.8 million, respectively. The year-over-year change is primarily due to the impact of the fluctuating share price on the carrying value of our liability classified award plans.
Non-operating income and expense

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2023	2022	2023	2022
Interest expense
Credit Facility	$7,519	$3,367	$16,781	$9,250
Convertible debentures	1,708	1,729	6,843	6,861
Equipment financing	2,585	769	5,046	3,344
Interest on customer supply chain financing	1,355	1,087	4,493	2,196
Mortgage	242	249	979	1,006
Other interest (income) expense	(160)	289	1,171	810
Cash interest expense	$13,249	$7,490	$35,313	$23,467
Amortization of deferred financing costs	758	284	1,635	1,076
Total interest expense	$14,007	$7,774	$36,948	$24,543
Equity earnings in affiliates and joint ventures	(2,401)	(8,401)	(25,815)	(37,053)
Change in fair value of contingent consideration	4,681	—	4,681	—
Loss (gain) on derivative financial instruments	916	(778)	(6,063)	(778)
Income tax expense	10,930	6,889	22,822	17,073
Total interest expense was $14.0 million during the three months ended December 31, 2023, up from $7.8 million in the same period last year. In the year ended December 31, 2023, total interest expense was $36.9 million, up from the $24.5 million in the year ended December 31, 2022. The increase in interest expense in both periods is due to the higher balance on the Credit Facility and increases in the variable rate.
Cash related interest expense for the three months ended December 31, 2023, calculated as interest expense excluding amortization of deferred financing costs of $0.8 million was $13.2 million and represents an average cost of debt of 8.8% when factoring in the Credit Facility balances during the quarter (compared to $7.5 million and 7.1% respectively for the three months ended December 31, 2022). Cash related interest expense for the year ended December 31, 2023, excluding deferred financing cost of amortization of $1.6 million was $35.3 million and represents an average cost of debt of 7.5% (compared to 5.6% for the year ended December 31, 2022).
For the year ended December 31, 2023, we recognized a change in fair value of contingent consideration of $4.7 million (December 31, 2022 - $nil).
For the year ended December 31, 2023, we recognized a realized gain of $6.6 million (December 31, 2022 - $nil) and an unrealized gain of $0.2 million (December 31, 2022 - $0.8 million) on a swap agreement. Subsequent to year-end, this swap agreement was completed on January 3, 2024.
We recorded income tax expense of $10.9 million and $22.8 million, respectively, during the three months and year ended December 31, 2023, an increase from the $6.9 million and $17.1 million income tax expense recorded in the respective prior year periods, mostly due to the addition of MacKellar resulting in higher net income before taxes.

Management's Discussion and Analysis December 31, 2023	M-9	North American Construction Group Ltd.

Statements of Operations for affiliates and joint ventures

Three months ended December 31, 2023	Nuna	MNALP	Fargo	Other entities	Total
Revenue	$19,042	$97,161	$50,301	$3,158	$169,662
Gross profit (loss)	(4,754)	3,547	9,679	198	8,670
Income (loss) before taxes	(6,855)	2,762	6,094	111	2,112
Net income (loss)	$(6,161)	$2,762	$5,724	$76	$2,401

Three months ended December 31, 2022	Nuna	MNALP	Fargo	Other entities	Total
Revenue	$55,544	$110,784	$13,254	$3,424	$183,006
Gross profit	6,653	3,934	3,286	669	14,542
Income before taxes	3,910	3,375	946	446	8,677
Net income	$3,634	$3,375	$946	$446	$8,401

Year ended December 31, 2023	Nuna	MNALP	Fargo	Other entities	Total
Revenue	$165,741	$395,040	$117,543	$7,975	$686,299
Gross profit	9,622	13,954	25,353	709	49,638
Income (loss) before taxes	1,246	10,869	15,344	(639)	26,820
Net income (loss)	$1,098	$10,869	$14,522	$(674)	$25,815

Year ended December 31, 2022	Nuna	MNALP	Fargo	Other entities	Total
Revenue	$213,745	$330,259	$40,598	$11,431	$596,033
Gross profit	30,667	10,216	6,575	2,123	49,581
Income before taxes	21,741	8,825	7,049	1,881	39,496
Net income	$19,298	$8,825	$7,049	$1,881	$37,053
Equity earnings in affiliates and joint ventures was $2.4 million for the three months ended December 31, 2023, down from $8.4 million in the same period last year. In the year ended December 31, 2023, equity earnings in affiliates and joint ventures were $25.8 million, down from the $37.1 million in the year ended December 31, 2022. The Fargo-Moorhead joint ventures continued their strong performance as construction of the flood diversion project ramped up significantly throughout 2023. MNALP continued the expansion of its fleet with the addition of four ultra-class haul trucks in 2023, while Q4 results were impacted by the same delayed starts in certain reclamation scopes and early completion of winter scopes impacting NACG revenue. Earnings from Nuna were down year-over-year as a result of the wind up of Nuna's scope of work at the gold mine in Northern Ontario, which was completed in Q3 of 2023 as well as project losses experienced during the second half of 2023.
A reconciliation of basic net income per share to adjusted EPS is as follows:

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2023	2022	2023	2022
Net income	$17,646	$26,081	$63,141	$67,372
Interest from convertible debentures (after tax)	1,484	1,488	5,925	5,893
Diluted net income available to common shareholders	$19,130	$27,569	$69,066	$73,265

Adjusted net earnings(i)	$23,168	$29,038	$75,228	$65,912

Weighted-average number of common shares	26,737,435	26,421,459	26,566,846	27,406,140
Weighted-average number of diluted shares	33,026,740	32,942,717	33,026,740	34,006,850

Basic net income per share	$0.66	$0.99	$2.38	$2.46
Diluted net income per share	$0.58	$0.84	$2.09	$2.15
Adjusted EPS(i)	$0.87	$1.10	$2.83	$2.41
(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis December 31, 2023	M-10	North American Construction Group Ltd.

Summary of consolidated quarterly results
A number of factors contribute to variations in our quarterly financial results between periods, including:
•changes in the mix of work from earthworks, with heavy equipment, to more labour intensive, light construction projects;
•seasonal weather and ground conditions;
•certain types of work that can only be performed during cold, winter conditions when the ground is frozen;
•the timing and size of capital projects undertaken by our customers on large oil sands projects;
•the timing of equipment maintenance and repairs;
•the timing of project ramp-up costs as we move between seasons or types of projects;
•the timing of resolution for claims and unsigned change-orders;
•the timing of "mark-to-market" expenses related to the effect of a change in our share price on stock-based compensation plan liabilities; and
•the level of borrowing under our convertible debentures, Credit Facility and finance leases and the corresponding interest expense recorded against the outstanding balance of each.
The table, below, summarizes our consolidated results for the eight preceding quarters:

(dollars in millions, except per share amounts)	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Revenue	$326.3	$194.7	$193.6	$242.6	$233.4	$191.4	$168.0	$176.7
Gross profit(i)	65.5	26.3	21.5	40.9	42.6	24.6	12.4	22.0
Adjusted EBITDA(i)	101.1	59.4	51.8	84.6	85.9	60.1	41.6	57.7
Net income	17.6	11.4	12.2	21.9	26.1	20.6	7.5	13.5
Basic income per share(ii)	$0.66	$0.43	$0.46	$0.83	$0.99	$0.75	$0.27	$0.48
Diluted income per share(ii)	$0.58	$0.39	$0.42	$0.70	$0.84	$0.65	$0.25	$0.43
Adjusted EPS(i)(ii)	$0.87	$0.54	$0.47	$0.95	$1.10	$0.65	$0.17	$0.51

Cash dividend per share(iii)	$0.10	$0.10	$0.10	$0.10	$0.08	$0.08	$0.08	$0.08
(i)See "Non-GAAP Financial Measures".
(ii)Net income and adjusted earnings per share for each quarter have been computed based on the weighted-average number of shares issued and outstanding during the respective quarter. Therefore, quarterly amounts are not additive and may not add to the associated annual or year-to-date totals.
(iii)The timing of payment of the cash dividend per share may differ from the dividend declaration date.
Mine support revenue in the oil sands region is traditionally highest during December to March as ground conditions are most favorable for work requiring frozen ground access. Delays in the start of the winter freeze required to perform this type of work reduce revenues or have an adverse effect on project performance in the winter period. The oil sands mine support activity levels decline when frost leaves the ground and access to excavation and dumping areas, as well as associated roads, are rendered temporarily incapable of supporting the weight of heavy equipment. The end of this period, which can vary considerably from year-to-year, is referred to as "spring breakup" and has a direct impact on our mine support activity levels.
Rental and production-related mine support revenue in the Queensland region can be impacted by the rainy cyclone season from November through February. During this period, heavy rains can temporarily suspend mining operations from both the direct impacts to the mine itself as well as flooding that can damage perimeter roads required for critical supplies and parts. As a result of these weather events, production-related heavy equipment fleet is typically parked and safeguarded in dedicated holding areas. This reduction in equipment utilization can be somewhat offset by the use of support equipment to bring mine operations back to full capacity such as road clean-up, civil construction and dewatering scopes.
The level of project work executed by Nuna in each fiscal quarter is highly contingent on the relative mix of varying projects scopes and the geographic area where the work is executed. In general, activity peaks in the third quarter when temperatures in the remote North allow for project work to occur. On the most remote of projects, the active construction season can be less than 14 weeks. Projects executed in more southern regions of Canada are not as heavily impacted. On other seasonal projects, the spring/summer project execution season can be longer, spanning from June to October or November. However, site access is limited at times due to road bans. Other major projects, mainly winter road construction and maintenance occur in Q4 and Q1.

Management's Discussion and Analysis December 31, 2023	M-11	North American Construction Group Ltd.

Overall, full-year results are not likely to be a direct multiple or combination of any one quarter or quarters. In addition to revenue variability, gross margins can be negatively impacted in less active periods because we are likely to incur higher maintenance and repair costs due to our equipment being available for servicing.

Management's Discussion and Analysis December 31, 2023	M-12	North American Construction Group Ltd.

LIQUIDITY AND CAPITAL RESOURCES
Summary of consolidated financial position

(dollars in thousands)	December 31, 2023	December 31, 2022	Change
Cash	$88,614	$69,144	$19,470
Working capital assets
Accounts receivable	$97,855	$83,811	$14,044
Contract assets	35,027	15,802	19,225
Inventories	64,962	49,898	15,064
Prepaid expenses and deposits	7,402	10,587	(3,185)
Working capital liabilities
Accounts payable	(146,190)	(102,549)	(43,641)
Accrued liabilities	(94,726)	(43,784)	(50,942)
Contract liabilities	(59)	(1,411)	1,352
Total net working capital (excluding cash and current portion of long-term debt)(ii)	$(35,729)	$12,354	$(48,083)

Property, plant and equipment	1,142,946	645,810	497,136
Total assets	1,546,478	979,513	566,965

Credit Facility(i)	317,488	180,000	137,488
Equipment financing(i)	220,466	85,931	134,535
Mortgage(i)	28,429	29,231	(802)
Obligation related to MacKellar acquisition(i)	113,426	—	113,426
Total debt(ii)	$679,809	$295,162	$384,647
Convertible debentures(i)	129,750	129,750	—
Cash	(88,614)	(69,144)	(19,470)
Net debt(ii)	$720,945	$355,768	$365,177
Total shareholders' equity	356,654	305,919	50,735
Invested capital(ii)	$1,077,599	$661,687	$415,912
(i)Includes current portion.
(ii)See "Non-GAAP Financial Measures".
As at December 31, 2023, we had $88.6 million in cash and $129.3 million of unused borrowing availability on the Credit Facility for total liquidity of $217.9 million (defined as cash plus available and unused Credit Facility borrowings). As at December 31, 2022, we had $69.1 million in cash and $88.0 million of unused borrowing availability on the Credit Facility for total liquidity of $157.1 million. Total net working capital (excluding cash and current portion of long-term debt) was $35,729 at December 31, 2023 ($12,354 at December 31, 2022). The decrease is mostly due to recognition of the current portion of the obligation related to the MacKellar acquisition in Q4 2023.
Our liquidity is complemented by available borrowings through our equipment leasing partners. As at December 31, 2023, our total available capital liquidity was $292.6 million (defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility). As at December 31, 2022, our total capital liquidity was $212.4 million. Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including specific finance lease obligations for the joint ventures that we guarantee. There are no restrictions within the terms of our Credit Facility relating to the use of operating leases.

(dollars in thousands)	December 31, 2023	December 31, 2022
Cash	$88,614	$69,144
Credit Facility borrowing limit	478,022	300,000
Credit Facility drawn	(317,488)	(180,000)
Letters of credit outstanding	(31,272)	(32,030)
Cash liquidity(i)	$217,876	$157,114
Finance lease borrowing limit	350,000	175,000
Other debt borrowing limit	20,000	20,000
Equipment financing drawn	(220,466)	(85,931)
Guarantees provided to joint ventures	(74,831)	(53,744)
Total capital liquidity(i)	$292,579	$212,439

(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis December 31, 2023	M-13	North American Construction Group Ltd.

As at December 31, 2023, we had $4.0 million in trade receivables that were more than 30 days past due, compared to $1.9 million as at December 31, 2022. As at December 31, 2023, and December 31, 2022, we did not have an allowance for credit losses related to our trade receivables as we believe that there is minimal risk in the collection of past due trade receivables. We continue to monitor the credit worthiness of our customers.
Our working capital assets and liabilities are affected by the timing of the completion of projects and the contractual terms of the project. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases legislation). This amount acts as a form of security for our customers and is referred to as a "holdback". Typically, we are only entitled to collect payment on holdbacks if substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us, and we have met the period specified by the contract, usually 45 days after completion of the work. However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion. As at December 31, 2023, holdbacks totaled $0.4 million, comparable to the $0.4 million balance as at December 31, 2022.
Capital resources
Our capital resources consist primarily of cash flow provided by operating activities, cash borrowings under our Credit Facility and financing through operating leases and capital equipment financing.
Our primary uses of cash are for capital expenditures, to fulfill debt repayment and interest payment obligations, to fund operating and finance lease obligations, to finance working capital requirements, and to pay dividends. When prudent, we have also used cash to repurchase our common shares.
We anticipate that we will have enough cash from operations to fund our annual expenses, planned capital spending program and meet current and future working capital, debt servicing and dividend payment requirements in 2024 from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility.
Reconciliation of capital additions

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2023	2022	2023	2022
Purchase of PPE	$88,599	$27,908	$202,809	$111,499
Additions to intangibles	560	507	683	3,765
Gross capital expenditures	$89,159	$28,415	$203,492	$115,264
Proceeds from sale of PPE	(5,610)	(1,033)	(10,419)	(3,400)
Change in capital inventory and capital work in progress(i)	(7,745)	(1,681)	(12,230)	(7,700)
Capital expenditures, net(i)	75,804	25,701	180,843	104,164
Finance lease additions	931	236	28,159	8,931
Capital additions(i)	$76,735	$25,937	$209,002	$113,095
(i)See "Non-GAAP Financial Measures".

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2023	2022	2023	2022
Sustaining	$39,863	$25,701	$140,427	$104,164
Growth	35,941	—	40,416	—
Capital expenditures, net(i)	75,804	25,701	180,843	104,164

Sustaining	931	236	28,159	8,931
Growth	—	—	—	—
Finance lease additions	931	236	28,159	8,931

Sustaining	40,794	25,937	168,586	113,095
Growth	35,941	—	40,416	—
Capital additions(i)	$76,735	$25,937	$209,002	$113,095
(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis December 31, 2023	M-14	North American Construction Group Ltd.

A breakdown of net capital expenditures by reportable segment is as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022
Heavy Equipment - Canada	$32,303	$27,748	$146,442	$111,295
Heavy Equipment - Australia	56,296	160	56,367	204
Purchase of PPE	$88,599	$27,908	$202,809	$111,499

(i)See "Non-GAAP Financial Measures".
Sustaining capital additions of $40.8 million ($25.9 million in the prior year) for the three months ended December 31, 2023, and $168.6 million ($113.1 million in the prior year) for the year ended December 31, 2023, are primarily made up of routine capital maintenance performed on the existing fleet as required to maintain equipment. Earlier in the year, smaller heavy equipment assets were purchased for the summer construction season.
Growth capital additions of $35.9 million ($nil in the prior year) for the three months ended December 31, 2023, and $40.4 million ($nil in the prior year) for the year ended December 31, 2023, are primarily related heavy equipment additions by MacKellar in Q4 in addition to fuel and lube trucks for ML Northern. Further to the growth capital additions above is the acquisition of MacKellar for $179.7 million in 2023 and the acquisition of ML Northern for $8.0 million in 2022.
A portion of our heavy construction fleet is financed through finance leases. We continue to lease our motor vehicle fleet through our finance lease facilities. Our equipment fleet is currently split among owned (75%), finance leased (23%) and rented equipment (2%).
Summary of capital additions in affiliates and joint ventures
Not included in the above reconciliation of capital additions, this table reflects our share of capital additions made by our affiliates and joint ventures.

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2023	2022	2023	2022
Nuna	$392	$943	$2,935	$8,190
MNALP	4,802	3,994	15,635	22,690
Fargo	4,107	3,549	18,527	16,364
Other	111	454	(1,258)	3,062
Share of affiliate and joint venture capital additions(i)	$9,412	$8,940	$35,839	$50,306

(i)See "Non-GAAP Financial Measures".
Capital additions within the Nuna joint ventures are considered to be sustaining in nature while the capital additions made by the MNALP & Fargo joint ventures were for growth.
Summary of consolidated cash flows

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2023	2022	2023	2022
Cash provided by operating activities	$160,870	$78,099	$270,391	$169,201
Cash used in investing activities	(137,756)	(17,524)	(244,879)	(97,469)
Cash provided by (used in) financing activities	21,892	(14,524)	(7,747)	(19,493)
Net increase (decrease) in cash	$45,006	$46,051	$17,765	$52,239
Operating activities

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2023	2022	2023	2022
Cash provided by operating activities prior to change in working capital(i)	$84,695	$64,474	$219,341	$182,511
Net changes in non-cash working capital	76,175	13,625	51,050	(13,310)
Cash provided by operating activities	$160,870	$78,099	$270,391	$169,201

(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis December 31, 2023	M-15	North American Construction Group Ltd.

Cash provided by operating activities for the three months ended December 31, 2023, was $160.9 million, compared to cash provided by operating activities of $78.1 million for the three months ended December 31, 2022. Cash provided by operating activities for the year ended December 31, 2023, was $270.4 million, compared to cash provided by operating activities of $169.2 million for the year ended December 31, 2022.
The increase in cash flow in both current year period is a result of improved EBITDA. Cash provided by (used by) the net change in non-cash working capital specific to operating activities is detailed below.

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2023	2022	2023	2022
Accounts receivable	$51,836	$7,449	$57,077	$(10,956)
Contract assets	(20,809)	(4,864)	(18,489)	(6,043)
Inventories	4,666	(5,756)	(2,522)	(5,354)
Contract costs	—	207	—	2,673
Prepaid expenses and deposits	2,438	559	6,379	(3,453)
Accounts payable	22,461	3,885	9,585	12,750
Accrued liabilities	15,593	10,891	372	(989)
Contract liabilities	(10)	1,254	(1,352)	(1,938)
	$76,175	$13,625	$51,050	$(13,310)
Investing activities
During the three months ended December 31, 2023, cash used by investing activities was $137.8 million, compared to $17.5 million in cash used by investing activities in the three months ended December 31, 2022. Current period investing activities largely relate to $88.6 million for the purchase of property, plant and equipment, and the acquisition of MacKellar for net cash consideration of $51.7 million offset by $5.6 million in proceeds on disposal of property, plant and equipment and cash settlement of derivative financial instruments of $2.6 million. Prior year investing activities included $27.9 million for the purchase of property, plant, equipment and the acquisition of ML Northern for net cash consideration of $2.2 million offset by $1.0 million in proceeds on disposal of property, plant and equipment.
During the year ended December 31, 2023, cash used by investing activities was $244.9 million, compared to $97.5 million used by investing activities during the year ended December 31, 2022. Current period investing activities largely relate to $202.8 million for the purchase of property, plant and equipment, and the acquisition of MacKellar for net cash consideration of $51.7 million offset by $10.4 million in proceeds from the disposal of property, plant and equipment and cash settlement of derivative financial instruments of $2.6 million. Prior year investing activities included $111.5 million for the purchase of property, plant, equipment, additions to intangible assets of $3.8 million, and the acquisition of ML Northern for net cash consideration of $2.2 million offset by $3.4 million in proceeds for the disposal of property, plant and equipment.
Financing activities
Cash provided by financing activities during the three months ended December 31, 2023, was $21.9 million, which included $245.0 million in proceeds from long-term debt offset by $204.2 million of long-term debt repayments, $10.4 million of contingent consideration payments, $5.8 million in financing costs, and $2.7 million in dividends paid. Cash used by financing activities for the three months ended December 31, 2022, was $14.5 million, which included $12.3 million of long-term debt repayments and $2.1 million in dividends paid.
For the year ended December 31, 2023, cash used by financing activities was $7.7 million, which included $340.0 million of proceeds of long-term debt offset by $315.6 million of long-term debt repayments, $10.4 million of contingent consideration payments, $5.8 million in financing costs, $6.0 million of treasury share purchases, and $10.0 million in dividends paid. Cash used by financing activities during the year ended December 31, 2022, was $19.5 million, driven by proceeds of long-term debt of $83.4 million offset by $58.6 million of long-term debt repayments, $2.0 million of treasury share purchases, $7.8 million in dividends paid and $34.1 million in purchases under the share purchase program.

Management's Discussion and Analysis December 31, 2023	M-16	North American Construction Group Ltd.

Free cash flow
Free cash flow is a non-GAAP measure (see "Explanatory Notes - Non-GAAP Financial Measures" in this MD&A). Below is our reconciliation from the consolidated statement of cash flows ("Cash provided by operating activities" and "Cash used in investing activities") to our definition of free cash flow.

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2023	2022	2023	2022
Consolidated Statements of Cash Flows
Cash provided by operating activities	$160,870	$78,099	$270,391	$169,201
Cash used in investing activities	(137,756)	(17,524)	(244,879)	(97,469)
Effect of exchange rate on changes in cash	3,167	(94)	1,705	304
Add back of growth and non-cash items included in the above figures:
Acquisition of MacKellar(i)	51,671	—	51,671	—
Acquisition costs	5,934	—	7,095	—
Growth capital additions(ii)	35,941	—	40,416	—
Acquisition of ML Northern(iii)	—	7,207	—	7,207
Non-cash changes in fair value of contingent consideration	(8,268)	—	(8,268)	—
Capital additions financed by leases(ii)	(931)	(236)	(28,159)	(8,931)
Free cash flow(i)	$110,628	$67,452	$89,972	$70,312
(i)Acquisition of Mackellar is the purchase price less cash acquired.
(ii)See "Non-GAAP Financial Measures".
(iii)Acquisition of ML Northern is the purchase price less debt assumed and cash acquired. For the determination of free cash flow, the figure includes deferred consideration of $5,002.
Free cash flow of $90.0 million is the culmination of adjusted EBITDA of $297.0 million, mentioned above, less sustaining capital additions of $168.6 million, cash interest paid during the year of $33.5 million and current income taxes of $6.8 million. Sustaining capital additions during the year were comprised exclusively to routine maintenance spending on and replenishment of heavy equipment and, as a percentage of reported revenue, increased from 14.7% in 2022 to 17.6% in 2023 due to component quality issues experienced in the first half of the year. Albeit seasonal in nature, the percentage in the fourth quarter was 12.5% with a full quarter contribution from MacKellar and the ramp-up of the active winter program in Canada. Included in free cash flow are the capital, interest and tax costs required of and incurred by our joint ventures of which our share totaled $18.4 million during the year.
The remaining differences in free cash flow generation are related to timing impacts. Changes in routine working capital balances had a positive impact on cash generated in 2023, primarily from working capital management at MacKellar in the fourth quarter. In addition, temporary constraints on free cash flow in the year included i) capital work in process and capital inventory investments as we build our maintenance and component rebuild capabilities and ii) growth in our joint ventures which require cash discipline to manage growth capital spending and working capital balances. As quantitative evidence of this latter timing impact, our equity in joint ventures grew by $5.8 million during the year which should translate into future cash distributions over time. Excluding debt funding required for MacKellar's upfront acquisition costs and growth capital, free cash flow generation was primarily directed to debt reduction ($65.9 million) with secondary uses being dividends and trust purchases ($16.0 million) and growth capital in Canada ($5.5 million).
Free cash flow for the year ended December 31, 2022, was $70.3 million. Key routine drivers of free cash flow were adjusted EBITDA of $245.4 million, less sustaining capital additions of $113.1 million, cash interest paid of $24.1 million and current income taxes of $1.6 million. The remaining differences relates to the timing impacts of working capital accounts and cash held by and the spending required within our joint ventures.

Management's Discussion and Analysis December 31, 2023	M-17	North American Construction Group Ltd.

Contractual obligations and other commitments
Our principal contractual obligations relate to our long-term debt; finance and operating leases; and supplier contracts. The following table summarizes our future contractual obligations as of December 31, 2023, excluding interest where interest is not defined in the contract (operating leases and supplier contracts). The future interest payments were calculated using the applicable interest rates and balances as at December 31, 2023, and may differ from actual results.

	Payments due by fiscal year
(dollars in thousands)	Total	2024	2025	2026	2027	2028 and thereafter
Credit Facility	$390,025	$26,364	$26,292	$337,369	$—	$—
Convertible debentures(iii)	154,411	6,861	6,861	59,789	4,111	76,789
Equipment financing	244,625	92,318	70,108	42,397	29,830	9,972
Obligation related to MacKellar acquisition	169,893	38,905	41,869	54,248	34,871	—
Mortgage	41,022	1,783	1,783	1,783	1,783	33,890
Operating leases(i)	16,352	2,307	1,727	1,579	1,381	9,358
Non-lease components of building lease commitments(ii)	73	230	7	7	6	(177)
Supplier contracts	7,886	7,886	—	—	—	—
Total contractual obligations	$1,024,287	$176,654	$148,647	$497,172	$71,982	$129,832
(i)Operating leases are net of receivables on subleases of $666 (2024 - $666).
(ii)Non-lease components of lease commitments are net of receivables on subleases of $36 (2024 - $36). These commitments include common area maintenance, management fees, property taxes and parking related to operating leases.
(iii)If not converted earlier.
Our total contractual obligations of $1,024.3 million as at December 31, 2023, have increased from $537.5 million as at December 31, 2022, primarily related to an increase of $173.9 million related to our Credit Facility and an increase to equipment financing of $155.0 million, offset by a decrease in convertible debentures of $6.9 million and a decrease in supplier contracts of $5.4 million. For a discussion on our Credit Facility see "Credit Facility" below and for a more detailed discussion of our convertible debentures, see "Capital Structure and Securities" in our most recent AIF, which section is expressly incorporated by reference into this MD&A.
Credit Facility
On October 3, 2023, we entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate. On October 26, 2023, we exercised the accordion feature to increase the size of the tranches as included in the amended agreement. The amended agreement matures on October 3, 2026, with an option to extend on an annual basis, subject to certain conditions. The agreement is comprised solely of a revolving facility that includes a Canadian dollar tranche of $280.0 million and an Australian dollar tranche of A$220.0 million, totaling $478.0 million (up from $300.0 million) of lending capacity using the exchange rate in effect as at December 31, 2023. The Credit Facility permits finance lease obligations to a limit of $350.0 million (up from $175.0 million) and certain other borrowings outstanding to a limit of $20.0 million. The permitted amount of $350.0 million includes guarantees provided by us to certain joint ventures.
The Credit Facility has two financial covenants that must be tested quarterly on a trailing four-quarter basis.
•The first covenant is the Total Debt to Bank EBITDA Ratio.
•"Total Debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under our credit facilities (excluding outstanding Letters of Credit); (iii) mortgage; (iv) promissory notes; (v) financing obligations; and (vi) vendor financing, excluding convertible debentures.
•"Bank EBITDA" is defined as earnings before interest, taxes, depreciation and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, acquisition costs, and certain other non-cash items included in the calculation of net income.
•The Total Debt to Bank EBITDA Ratio must be less than or equal to 3.5:1.
•The second covenant is the Fixed Charge Coverage Ratio which is defined as Bank EBITDA less maintenance capital expenditures, cash distributions (dividends, share buybacks, etc.), and cash taxes compared to Fixed Charges.
•"Fixed Charges" is defined as cash interest and all scheduled principal debt repayments.

Management's Discussion and Analysis December 31, 2023	M-18	North American Construction Group Ltd.

•The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.1:1.
As at December 31, 2023, we were in compliance with our financial covenants. The Total Debt to Bank EBITDA Ratio was 1.83:1, in compliance with the maximum of 3.5:1. The Fixed Charge Coverage Ratio was 1.30:1, in compliance with the minimum of 1.1:1.
Borrowing activity under our Credit Facility
As at December 31, 2023, there was $317.5 million borrowed against our Credit Facility along with $31.3 million in issued letters of credit under our Credit Facility (December 31, 2022 - $180.0 million and $32.0 million, respectively) and the unused borrowing availability was $129.3 million (December 31, 2022 - $88.0 million).
Guarantees
We act as a guarantor for drawn amounts under revolving equipment lease credit facilities which have a combined capacity of $110.0 million for MNALP, an affiliate of the Company. This equipment lease credit facility allows MNALP to avail the credit through a lease agreement and/or equipment finance contract with appropriate supporting documents. We are the primary operator of MNALP's equipment through the subcontractor agreement. The loan is supported by the pledged equipment and the guarantee is in place in case of a shortfall in an insolvency. As at December 31, 2023, we have provided guarantees on this facility of $74.7 million. At this time, there have been no instances or indication that payments will not be made by MNALP. Therefore, no liability has been recorded.
Outstanding share data
Common shares
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares. On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold voting common shares, classified as treasury shares on our Consolidated Balance Sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at March 8, 2024, there were 27,827,282 total voting common shares outstanding, which included 1,094,163 common shares held by the trust and classified as treasury shares on our consolidated balance sheets (27,827,282 common shares, including 1,090,187 common shares classified as treasury shares at December 31, 2023). We had no non-voting common shares outstanding on any of the foregoing dates.
Convertible debentures

	March 8, 2024	December 31, 2023	December 31, 2022
5.50% convertible debentures	$74,750	$74,750	$74,750
5.00% convertible debentures	55,000	55,000	55,000
	$129,750	$129,750	$129,750
The summarized terms of these convertible debentures are:

	Date of issuance	Maturity	Conversion price	Debt issuance costs
5.50% convertible debentures	June 1, 2021	June 30, 2028	$24.50	$3,531
5.00% convertible debentures	March 20, 2019	March 31, 2026	$25.60	$2,691
Interest on the 5.50% convertible debentures is payable semi-annually in arrears on June 30 and December 31 of each year. Interest on the 5.00% convertible debentures is payable semi-annually on March 31 and September 30 of each year.
The conversion price is adjusted upon certain events, including: the subdivision or consolidation of the outstanding common shares, issuance of certain options, rights or warrants, distribution of cash dividends in an amount greater than $0.192 for the 5.50% convertible debentures or $0.12 per common share for the 5.00% convertible debentures, and other reorganizations such as amalgamations or mergers.
The 5.50% convertible debentures are not redeemable prior to June 30, 2024, except under certain exceptional circumstances. On and after June 30, 2024, and prior to June 30, 2026, the debentures may be redeemed at the option of the Company at the redemption price equal to the principal amount of the debentures plus accrued and unpaid interest thereon up to but excluding the date set for redemption provided, among other things, the current market price is at least 125% of the conversion price on the date on which notice of the redemption is given. On or

Management's Discussion and Analysis December 31, 2023	M-19	North American Construction Group Ltd.

after June 30, 2026, the debentures may be redeemed at the option of the Company at the redemption price equal to the principal amount of the debentures plus accrued and unpaid interest.
Both the 5.00% convertible debentures and the 5.50% convertible debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, we are required to offer to purchase all of the convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase. The 5.00% convertible debentures are otherwise not redeemable by the Company.
Share purchase program
On April 11, 2022, we commenced a normal course issuer bid ("NCIB") under which a maximum number of 2,113,054 common shares were authorized to be purchased. During the year ended December 31, 2022, we purchased and subsequently cancelled 2,113,054 shares at an average price of $15.45 per share under this NCIB, which resulted in a decrease to common shares of $16.8 million and a decrease to additional paid-in capital of $15.8 million.
During the year ended December 31, 2022, we purchased and subsequently cancelled 82,592 shares at an average price of $17.92 under another NCIB which commenced on April 9, 2021, which resulted in a decrease to common shares of $0.7 million and a decrease to additional paid-in capital of $0.8 million. This latter NCIB terminated April 8, 2022. On a combined basis, a total of 119,592 shares were purchased and cancelled under this NCIB.
Swap Agreement
On October 5, 2022, we entered into a swap agreement on our common shares with a financial institution for investment purposes. As at December 31, 2023, we recognized a realized gain of $6,612 (December 31, 2022 - $nil) and an unrealized gain of $229 (December 31, 2022 - $778) on this agreement based on the difference between the par value of the converted shares and the expected price of the Company's shares at contract maturity. The agreement is for 200,678 shares at a par value of $14.38, and an additional 458,400 shares at a par value of $18.94. The fair value of the shares as at December 31, 2023, was $27.65. The fair value of this swap is recorded in other assets (note 10) on the Consolidated Balance Sheets. The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Consolidated Statements of Operations and Comprehensive Income. Subsequent to year-end, this swap agreement was completed on January 3, 2024.
Backlog
The following summarizes our non-GAAP reconciliation of backlog as at December 31, 2023, and December 31, 2022:

(dollars in thousands)	December 31, 2023	December 31, 2022
Performance obligations per financial statements	$22,797	$52,526
Add: undefined committed volumes	2,171,718	516,311
Backlog(i)	$2,194,515	$568,837
Equity method investment backlog(i)	536,623	717,849
Combined backlog(i)	$2,731,138	$1,286,686
(i)See "Non-GAAP Financial Measures".
Backlog increased by $1,625.7 million while combined backlog increased by $1,444.5 million on a net basis, during the year ended December 31, 2023, as a result of the acquisition of MacKellar.
Revenue generated from backlog during the year ended December 31, 2023, was $690.4 million and we estimate that $631.3 million of our backlog reported above will be performed over 2024. For the year ended December 31, 2022, revenue generated from backlog was $433.6 million.

Management's Discussion and Analysis December 31, 2023	M-20	North American Construction Group Ltd.

Related parties
Accounts payable due to joint ventures and affiliates do not bear interest, are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates, and all other accounts receivable amounts are non-interest bearing. The following table provides the material aggregate outstanding balances with affiliates and joint ventures.

	December 31, 2023	December 31, 2022
Accounts receivable	$41,157	$65,294
Other assets	350	2,444
Contract assets	12,019	—
Accounts payable and accrued liabilities	15,087	13,773
We enter into transactions with a number of our joint ventures and affiliates that involve providing services primarily consisting of subcontractor services, management fees, equipment rental revenue, and sales of equipment and components. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. The majority of services provided in the oil sands region are being completed through MNALP. This joint venture performs the role of contractor and sub-contracts work to us. For the years ended December 31, 2023, and 2022, revenue earned from these services was $773.5 million and $666.1 million, respectively.
OUTLOOK
Our strategic focus areas in 2024 are:
•Safety - now on a global basis, maintain our uncompromising commitment to health and safety while elevating the standard of excellence in the field;
•Execution - enhance equipment availability in Canada and Australia through in-house fleet maintenance, reliability programs, technical improvements and management systems;
•Operational excellence - with a specific focus on Nuna Group of Companies, put into action practical and experienced-based protocols to ensure predictable high-quality project execution;
•Integration - implement ERP and best practices at MacKellar, including identification of opportunities to better utilize our capital and equipment in Australia;
•Diversification - pursue diversification of customers and resources through strategic partnerships, industry expertise and investment in Indigenous joint ventures; and
•Sustainability - further develop and deliver into our environmental, social and governance targets as disclosed and committed to in our annual reporting.
The following table provides projected key measures for 2024 and actual results of 2023 and 2022. These measures are predicated on contracts currently in place, including expected renewals, and the heavy equipment fleet that we own and operate.

Key measures	2022 Actual	2023 Actual	2024 Outlook
Combined revenue	$1.1B	$1.3B	$1.5 - $1.7B
Adjusted EBITDA(i)	$245M	$297M	$430 - $470M
Sustaining capital(i)	$113M	$169M	$170 - $190M
Adjusted EPS(i)	$2.41	$2.83	$4.25 - $4.75
Free cash flow(i)	$70M	$90M	$160 - $185M

Capital allocation
Growth spending	$13M	$40M	$55 - $70M
Net debt leverage(i)	1.5x	1.7x	Targeting 1.5x

(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis December 31, 2023	M-21	North American Construction Group Ltd.

ACCOUNTING ESTIMATES, PRONOUNCEMENTS AND MEASURES
Critical accounting estimates
The preparation of our consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.
Significant estimates and judgments made by us include:
•the assessment of the percentage of completion on time-and-materials, unit-price, lump-sum and cost-plus contracts with defined scope (including estimated total costs and provisions for estimated losses) and the recognition of variable revenue from unapproved contract modifications and change orders on revenue contracts;
•the determination of whether an acquisition meets the definition of a business combination;
•the fair value of the assets acquired and liabilities assumed as part of an acquisition;
•the evaluation of whether we are a primary beneficiary of an entity or has a controlling interest in an investee and is required to consolidate it;
•assumptions used in measuring the fair value of contingent consideration;
•assumptions used in impairment testing; and
•estimates and assumptions used in the determination of the allowance for credit losses, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets.
Actual results could differ materially from those estimates.
The accuracy of our revenue and profit recognition in a given period is dependent on the accuracy of the estimates of the cost to complete each project. Cost estimates for all significant projects use a detailed "bottom up" approach and we believe our experience allows us to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract cost and profitability that are recognized in the period in which such adjustments are determined. The most significant of these include:
•the completeness and accuracy of the original bid;
•costs associated with added scope changes;
•extended overhead due to owner, weather and other delays;
•subcontractor performance issues;
•changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;
•changes in productivity expectations;
•site conditions that differ from those assumed in the original bid;
•contract incentive and penalty provisions;
•the availability and skill level of workers in the geographic location of the project; and
•a change in the availability and proximity of equipment and materials.
The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting our profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.
For a complete discussion of how we apply these critical accounting estimates in our significant accounting policies adopted, see the "Significant accounting policies" section of our consolidated financial statements for the year ended December 31, 2023, and notes that follow, which sections are expressly incorporated by reference into this MD&A.

Management's Discussion and Analysis December 31, 2023	M-22	North American Construction Group Ltd.

Change in significant accounting policy - Basis of presentation
During the first quarter of 2023, we updated the presentation of finance lease obligations within the Consolidated Balance Sheets to be included in long-term debt. Within the long-term debt note, finance lease obligations, financing obligations, and promissory notes have been combined as equipment financing. Finance lease obligations are the finance lease liabilities recognized in accordance with our lease policy. Financing obligations arise when we finance owned equipment. There has been no change in our accounting policy for finance lease obligations or change in the recognition or measurement of the related balances now recognized within long-term debt. The change in presentation had no effect on the reported results of operations. The comparative period has been updated to reflect this presentation change.
Recent accounting pronouncements not yet adopted
Joint venture formations
In August 2023, the FASB issued ASU 2023-05, Business Combinations - Joint Venture Formations. This accounting standard update was issued to create new requirements for valuing contributions made to a joint venture upon formation. This standard is effective January 1, 2025, with early adoption permitted. We are assessing the impact the adoption of this standard may have on its consolidated financial statements.
Segment reporting
In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures. This accounting standard update was issued to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This standard is effective for the fiscal year beginning January 1, 2024. We are assessing the impact the adoption of this standard will have on its consolidated financial statements.
Income taxes
In December 2023, the FASB issued ASU 2023-09, Income Taxes: Improvements to Income Tax Disclosures. This accounting standard update was issued to increase transparency by improving income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard is effective for the fiscal year beginning January 1, 2025, with early adoption permitted. We are assessing the impact the adoption of this standard will have on its consolidated financial statements.
Financial instruments
For a complete discussion of our use of financial instruments, see note 15 of our consolidated financial statements for the year ended December 31, 2023.
Financial measures
Non-GAAP financial measures
We believe that the below Non-GAAP financial measures are all meaningful measures of business performance because they include or exclude items that are or are not directly related to the operating performance of our business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.
"Adjusted EBIT" is defined as adjusted net earnings before the effects of interest expense, income taxes and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method.
"Adjusted EBITDA" is defined as adjusted EBIT before the effects of depreciation, amortization and equity investment depreciation and amortization.
"Adjusted EPS" is defined as adjusted net earnings, divided by the weighted-average number of common shares.
"Adjusted net earnings" is defined as net income and comprehensive income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment and certain other non-cash items included in the calculation of net income.

Management's Discussion and Analysis December 31, 2023	M-23	North American Construction Group Ltd.

As adjusted EBIT, adjusted EBITDA, adjusted EPS, and adjusted net earnings are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, adjusted EBITDA does not:
•reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;
•reflect changes in our cash requirements for our working capital needs;
•reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•include tax payments or recoveries that represent a reduction or increase in cash available to us; or
•reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
"Backlog" is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying expected job scope, value and timing. Backlog, while not a GAAP term is similar in nature and definition to the "transaction price allocated to the remaining performance obligations", defined under US GAAP and reported in "Note 5 - Revenue" in our financial statements. When the two numbers differ, the variance relates to expected scope where we have a contractual commitment, but the customer has not yet provided specific direction.
"Capital additions" is defined as capital expenditures, net and lease additions.
"Capital expenditures, net" is defined as growth capital and sustaining capital. We believe that capital expenditures, net and its components are a meaningful measure to assess resource allocation.
"Capital inventory" is defined as rotatable parts included in property, plant and equipment held for use in the overhaul of property, plant and equipment.
"Capital work in progress" is defined growth capital and sustaining capital prior to commissioning and not available for use.
"Cash liquidity" is defined as cash plus available and unused Credit Facility less outstanding letters of credit.
"Cash provided by operating activities prior to change in working capital" is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.
"Cash related interest expense" is defined as total interest expense less amortization of deferred financing costs.
"Combined backlog" is a measure of the total of backlog from wholly-owned entities plus equity method investment backlog.
"Combined gross profit" is defined as consolidated gross profit per the financial statements combined with our share of gross profit from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures' gross profit on our adjusted EBITDA margin.
"Equity investment depreciation and amortization" is defined as our proportionate share (based on ownership interest) of depreciation and amortization in other affiliates and joint ventures accounted for using the equity method.
"Equity investment EBIT" is defined as our proportionate share (based on ownership interest) of equity earnings in affiliates and joint ventures before the effects of gain or loss on disposal of property, plant and equipment, interest expense and income taxes.
"Equity method investment backlog" is a measure of our proportionate share (based on ownership interest) of backlog from affiliates and joint ventures that are accounted for using the equity method.
"Free cash flow" is defined as cash from operations less cash used in investing activities including finance lease additions, non-cash changes in the fair value of contingent consideration, and the effect of exchange rates on the changes in cash but excluding cash used for growth capital and acquisitions. We believe that free cash flow is a

Management's Discussion and Analysis December 31, 2023	M-24	North American Construction Group Ltd.

relevant measure of cash available to service our total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
"General and administrative expenses (excluding stock-based compensation)" is a measure of general and administrative expenses recorded on the statement of operations less expenses related to stock-based compensation.
"Growth capital" is defined as new or used revenue-generating and customer facing assets which are not intended to replace an existing asset and have been commissioned and are available for use. These expenditures result in a meaningful increase to earnings and cash flow potential.
"Invested capital" is defined as total shareholders' equity plus net debt.
"Net debt" is defined as total debt plus convertible debentures less cash recorded on the balance sheets. Net debt is used by us in assessing our debt repayment requirements after using available cash.
"Share of affiliate and joint venture capital additions" is defined as our proportionate share (based on ownership interest) of capital expenditures, net and lease additions from affiliates and joint ventures that are accounted for using the equity method
"Sustaining capital" is defined as expenditures, net of routine disposals, related to property, plant and equipment which have been commissioned and are available for use operated to maintain and support existing earnings and cash flow potential and do not include the characteristics of growth capital.
"Total capital liquidity" is defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility.
"Total combined revenue" is defined as consolidated revenue per the financial statements combined with our share of revenue from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures' revenue on our adjusted EBITDA margin.
"Total debt" is defined by the Credit Facility agreement as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under our credit facilities (excluding outstanding Letters of Credit); (iii) mortgage; (iv) promissory notes; (v) financing obligations; and (vi) vendor financing, excluding convertible debentures. We believe total debt is a meaningful measure in understanding our complete debt obligations.
Non-GAAP ratios
"Margin" is defined as the financial number as a percent of total reported revenue. We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric.
"Combined gross profit margin" is defined as combined gross profit divided by total combined revenue.
"Adjusted EBITDA Margin" is defined as adjusted EBITDA divided by total combined revenue.
We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
Supplementary Financial Measures
"Gross profit margin" represents gross profit as a percentage of revenue.
"Total net working capital (excluding cash and current portion of long-term debt)" represents net working capital, less the cash and current portion of long-term debt balances.
INTERNAL SYSTEMS AND PROCESSES
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer to allow timely decisions regarding required disclosures.

Management's Discussion and Analysis December 31, 2023	M-25	North American Construction Group Ltd.

An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended; and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2023, such disclosure controls and procedures were effective.
Management's report on internal control over financial reporting
Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Management, including the Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"), as such term is defined in Rule 13a -15(f) under the US Securities Exchange Act of 1934, as amended; and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. A material weakness in ICFR exists if a deficiency, or a combination of deficiencies, is such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As of December 31, 2023, we applied the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to assess the effectiveness of our ICFR. Based on this assessment, management has concluded that, as of December 31, 2023, our internal control over financial reporting is effective. In accordance with the published guidance of the U.S. Securities and Exchange Commission (SEC), management's assessment of and conclusion on the effectiveness of our internal control over financial reporting did not include the internal controls of MacKellar, which is included in our 2023 consolidated financial statements and represented approximately 37% of total assets, 13% of revenues and 22% net income, respectively for the year ended December 31, 2023. Our independent auditor, KPMG LLP, has issued an audit report stating that we, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO. KPMG LLP's audit of internal control over financial reporting of the Company also excluded an evaluation of the internal controls over financial reporting of MacKellar.
FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide certain forward-looking information, based on current plans and expectations, for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals. Such forward-looking information may not be appropriate for other purposes. Our forward-looking information is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Readers are cautioned that actual events and results may vary materially from the forward-looking information.
Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "anticipate", "believe", "could", "estimate", "expect", "intend", "possible", "predict", "project", "will" or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:
•our expectation that equity growth in joint ventures will translate into cash distributions over time;
•our belief that there is minimal risk in the collection of past due trade receivables;

Management's Discussion and Analysis December 31, 2023	M-26	North American Construction Group Ltd.

•our anticipation that we will have enough cash from operations to fund our annual expenses, planned capital spending program and meet current and future working capital, debt servicing and dividend payment requirements in 2024 from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility;
•calculations of future interest payments that depend on variable rates;
•statements regarding backlog, including our expectation that $631.3 million of our backlog will be performed over 2024; and
•all financial guidance provided in the "Outlook" section of this MD&A, including projections related to revenue, Adjusted EBITDA, Adjusted EPS, sustaining capital, free cash flow, growth spending and net debt leverage.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations.
There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.
These factors are not intended to represent a complete list of the factors that could affect us. See "Assumptions" and "Risk Factors" below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, risk factors that appear in the "Forward-Looking Information, Assumptions and Risk Factors" section of our most recent AIF, which section is expressly incorporated by reference in this MD&A.
Assumptions
The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:
•oil and coal prices remaining stable and not dropping significantly in 2024;
•worldwide demand for metallurgical coal remaining stable;
•oil sands production continuing to be resilient to drops in oil prices due to our customer's desire to lower their operating cost per barrel;
•continuing demand for heavy construction and earth-moving services, including in diversified resources and geographies;
•continuing demand for external heavy equipment maintenance services and our ability to hire and retain sufficient qualified personnel and to have sufficient maintenance facility capacity to capitalize on that demand;
•our ability to maintain our expenses at current levels in proportion to our revenue;
•work continuing to be required under our master services agreements with various customers and such master services agreements remaining intact;
•our customers' continued willingness and ability to meet their contractual obligations to us;
•our customers' continued economic viability, including their ability to pay us in a timely fashion;
•our customers and potential customers continuing to outsource activities for which we are capable of providing services;
•our ability to source and maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity that enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;
•our continued ability to access sufficient funds to meet our funding requirements;

Management's Discussion and Analysis December 31, 2023	M-27	North American Construction Group Ltd.

•our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;
•our relationships with the unions representing certain of our employees continuing to be positive; and
•our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.
Risk factors
The following are the key risk factors that affect us and our business. These factors could materially and adversely affect our operating results and could cause actual results to differ materially from those described in forward-looking statements.
•Customer Insourcing. Outsourced heavy construction and mining services constitute a large portion of the work we perform for our customers. The election by one or more of our customers to perform some or all of these services themselves, rather than outsourcing the work to us, could have a material adverse impact on our business and results of operations. Certain customers perform some of this work internally and may choose to expand on the use of internal resources to complete this work if they believe they can perform this work in a more cost effective and efficient manner using their internal resources.
•Availability of Skilled Labour. The success of our business depends on our ability to attract and retain skilled labour. Our industry is faced with a shortage of skilled labour in certain disciplines, particularly in remote locations that require workers to live away from home for extended periods. The resulting competition for labour may limit our ability to take advantage of opportunities otherwise available or alternatively may impact the profitability of such endeavors on a going forward basis. We believe that our size and industry reputation will help mitigate this risk but there can be no assurance that we will be successful in identifying, recruiting or retaining a sufficient number of skilled workers.
•Customer Concentration. Most of our revenue comes from the provision of services to a small number of customers. If we lose or experience a significant reduction of business or profit from one or more of our significant customers, we may not be able to replace the lost work or income with work or income from other customers. Certain of our long-term contracts can allow our customers to unilaterally reduce or eliminate the work that we are to perform under the contract. Additionally, certain contracts allow the customer to terminate the contract without cause with minimal or no notice to us. The loss of or significant reduction in business with one or more of our major customers could have a material adverse effect on our business and results of operations. Our combined revenue from our four largest customers represented approximately 79% and 90% of our total combined revenue for the years ended December 31, 2023, and 2022, respectively.
•Large Projects and Joint Ventures. A portion of our revenue is derived from large projects, some of which are conducted through joint ventures. These projects provide opportunities for significant revenue and profit contributions but, by their nature, carry significant risk and, as such, can result in significant losses. The risks associated with such large-scale projects are often proportionate to their size and complexity, thereby placing a premium on risk assessment and project execution. The contract price on large projects is based on cost estimates using several assumptions. Given the size of these projects, if assumptions prove incorrect, whether due to faulty estimates, unanticipated circumstances, or a failure to properly assess risk, profit may be materially lower than anticipated or, in a worst-case scenario, result in a significant loss. The recording of the results of large project contracts can distort revenues and earnings on both a quarterly and an annual basis and can, in some cases, make it difficult to compare the financial results between reporting periods. Joint ventures are often formed to undertake a specific project, jointly controlled by the partners, and are dissolved upon completion of the project. We select our joint venture partners based on a variety of criteria including relevant expertise, past working relationships, as well as analysis of prospective partners’ financial and construction capabilities. Joint venture agreements spread risk between the partners and they generally state that companies will supply their proportionate share of operating funds and share profits and losses in accordance with specified percentages. Nevertheless, each participant in a joint venture is usually liable to the client for completion of the entire project in the event of a default by any of its partners. Therefore, in the event that a joint venture partner fails to perform its obligations due to financial or other difficulties or is disallowed from performing or is otherwise unable to perform its obligations as a result of the client’s determination, whether pursuant to the relevant contract or because of modifications to government or agency procurement policies or

Management's Discussion and Analysis December 31, 2023	M-28	North American Construction Group Ltd.

rules or for any other reason, we may be required to make additional investments or provide additional services which may reduce or eliminate profit, or even subject us to significant losses with respect to the joint venture. As a result of the complexity and size of such projects that we undertake or are likely to undertake going forward, the failure of a joint venture partner on a large complex project could have a significant impact on our results.
•Resolution of Claims. Changes to the nature or quantity of the work to be completed under our contracts are often requested by clients or become necessary due to conditions and circumstances encountered while performing work. Formal written agreement to such changes, or in pricing of the same, is sometimes not finalized until the changes have been started or completed. As such, disputes regarding the compensation for changes could impact our profitability on a particular project, our ability to recover costs or, in a worst-case scenario, result in project losses. If we are not able to resolve claims and undertake legal action in respect of these claims, there is no guarantee that a court will rule in our favour. There is also the possibility that we could choose to accept less than the full amount of a claim as a settlement to avoid legal action. In either such case, a resolution or settlement of the claims in an amount less than the amount recognized as claims revenue could lead to a future write-down of revenue and profit. Included in our revenues is a total of $8.0 million relating to disputed claims or unapproved change orders.
•Cyber Security and Information Technology Systems. We utilize information technology systems for some of the management and operation of our business and are subject to information technology and system risks, including hardware failure, cyber-attack, security breach and destruction or interruption of our information technology systems by external or internal sources. Although we have policies, controls and processes in place that are designed to mitigate these risks, an intentional or unintentional breach of our security measures or loss of information could occur and could lead to a number of consequences, including but not limited to: the unavailability, interruption or loss of key systems applications, unauthorized disclosure of material and confidential information and a disruption to our business activities. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties or other negative consequences. We attempt to prevent breaches through the implementation of various technology-based security measures, contracting consultants and expert third-parties, hiring qualified employees to manage our systems, conducting periodic audits and reviewing and updating policies, controls and procedures when appropriate. To date, we have not been subject to a material cyber security breach that has had a serious impact on our business or operations; however, there is a possibility that the measures we take to protect our information technology systems may not be effective in protecting against a significant specific breach in the future.
•Unit-price Contracts. Approximately 40%, 32% and 41% of our revenue for the years ended December 31, 2023, 2022 and 2021, respectively, was derived from unit-price contracts and, to a lesser degree, lump-sum contracts. Unit-price contracts require us to guarantee the price of the services we provide and thereby potentially expose us to losses if our estimates of project costs are lower than the actual project costs we incur and contractual relief from the increased costs is not available. The costs we actually incur may be affected by a variety of factors including those that are beyond our control, such as:
•site conditions differing from those assumed in the original bid;
•the availability and cost of skilled workers;
•the availability and proximity of materials;
•unfavorable weather conditions hindering productivity;
•equipment availability and timing differences resulting from project construction not starting on time; and
•the general coordination of work inherent in all large projects we undertake.
Further, under these contracts any errors in quantity estimates or productivity losses for which contractual relief is not available, must be absorbed within the price. When we are unable to accurately estimate and adjust for the costs of unit-price contracts, or when we incur unrecoverable cost overruns, the related projects may result in lower margins than anticipated or may incur losses, which could adversely affect our results of operations, financial condition and cash flow.
•Backlog. There can be no assurance that the revenues projected in our backlog at any given time will be realized or, if realized, that they will perform as expected with respect to margin. Project suspensions, terminations or reductions in scope do occur from time to time due to considerations beyond our control and may have a material impact on the amount of reported backlog with a corresponding impact on future revenues and profitability.

Management's Discussion and Analysis December 31, 2023	M-29	North American Construction Group Ltd.

•Interest Rates. The rate of interest paid on our outstanding debt fluctuates with changes to general prime interest lending rates. Increases to prime lending rates will, according, adversely affect our profitability at a level that depends on our total outstanding debt.
•Project Management. Our business requires effective project management. We are reliant on having skilled managers to effectively complete our contracted work on time and on budget. Increased costs or reduced revenues due to productivity issues caused by poor management are usually not recoverable and will result in lower profits or potential project losses. Project managers also rely on our business information systems to provide accurate and timely information in order to make decisions in relation to projects. The failure of such systems to provide accurate and timely information may result in poor project management decisions and ultimately in lower profits or potential project losses.
•Internal Controls Over Financial Reporting. Ineffective internal controls over financial reporting could result in an increased risk of material misstatements in our financial reporting and public disclosure record. Inadequate controls could also result in system downtime, give rise to litigation or regulatory investigation, fraud or the inability to continue our business as presently constituted. We have designed and implemented a system of internal controls and a variety of policies and procedures to provide reasonable assurance that material misstatements in the financial reporting and public disclosures are prevented and detected on a timely basis and that other business risks are mitigated. The acquisition of the MacKellar Group has increased this risk factor as we design, integrate, assimilate and implement various internal controls over financial reporting in 2024. See the section entitled "Internal Systems and Processes" in our MD&A for further details.
•Cash flow, Liquidity and Debt. As of December 31, 2023, we had $696.1 million of total debt and convertible debentures outstanding. While we have achieved a significant improvement in the flexibility to borrow against our borrowing capacity over the past three years, our current indebtedness may:
•limit our ability to obtain additional financing to fund our working capital, capital expenditures, debt service requirements, potential growth or other purposes;
•limit our ability to use operating cash flow in other areas of our business as such funds are instead used to service debt;
•limit our ability to post surety bonds required by some of our customers;
•place us at a competitive disadvantage compared to competitors with less debt;
•increase our vulnerability to, and reduce our flexibility in planning for, adverse changes in economic, industry and competitive conditions; and
•increase our vulnerability to increases in interest rates because borrowings under our Credit Facility and payments under our mortgage along with some of our equipment leases and promissory notes are subject to variable interest rates.
Further, if we do not have sufficient cash flow to service our debt, we would need to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to achieve on commercially reasonable terms, if at all.
•Foreign Exchange. With the revenues and costs of our Australia operations being almost entirely in Australian dollars, we are exposed to currency fluctuations between the Australian dollar and the Canadian dollar. While those exchange rates have historically remained relatively stable, there is no assurance that will continue. To a lesser degree we are also exposed to U.S. dollar exchange rates from our operations in the United States as well as when we purchase equipment and spare parts or incur certain general and administrative expenses from U.S. suppliers. These latter exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past.
•Competition. We compete for work with other contractors of various sizes and capabilities. New contract awards and contract margins are dependent on the level of competition and the general state of the markets in which we operate. Fluctuations in demand may also impact the degree of competition for work. Competitive position is based on a multitude of factors including pricing, ability to obtain adequate bonding, backlog, financial strength, appetite for risk, reputation for safety, quality, timeliness and experience. If we are unable to effectively respond to these competitive factors, results of operations and financial condition will be adversely impacted.

Management's Discussion and Analysis December 31, 2023	M-30	North American Construction Group Ltd.

•Health and Safety. We are subject to, and comply with, all health and safety legislation applicable to our operations. We have a comprehensive health and safety program designed to ensure our business is conducted in a manner that protects both our workforce and the general public. There can be no guarantee that we will be able to maintain our high standards and level of health and safety performance. An inability to maintain excellent safety performance could adversely affect our business by customers reducing existing work in response and by hampering our ability to win future work.
•Heavy Equipment Demand. As our work mix changes over time, we adjust our fleet to match anticipated future requirements. This can involve reallocation of equipment to better match fleet requirements of particular sites, but also can involve both purchasing and disposing of heavy equipment. If the global demand for mining, construction and earthworks services is reduced, we expect that the global demand for the type of heavy equipment used to perform those services would also be reduced. While we may be able to take advantage of reduced demand to purchase certain equipment at lower prices, we would be adversely impacted to the extent we seek to sell excess equipment. If we are unable to recover our cost base on a sale of excess heavy equipment, we would be required to record an impairment charge which would reduce net income. If it is determined that market conditions have impaired the valuation of our heavy equipment fleet, we also may be required to record an impairment charge against net income.
•Labour Disputes. The majority of our workforce resides in Canada and Australia. In Canada, the bulk of our hourly employees are subject to collective bargaining agreements. Any work stoppage resulting from a strike or lockout could have a material adverse effect on our business, financial condition, and results of operations. To minimize this risk, NACG has a no strike and no lockout provision in our collective agreements. In addition, our customers employ workers under collective bargaining agreements. Any work stoppage or labour disruption experienced by our key customers could significantly reduce the amount of our services that they need. In Australia, our hourly work force is regulated by the Fair Work Act and Modern Awards agreement. This agreement outlines the minimum pay rates and conditions of employment for employees. Our Company is legally required to adhere to the terms of the relevant modern award that applies to the industry we work in. Failure to comply with the provisions of a modern award can result in penalties and legal action. The modern awards agreement minimizes the risk of any labour disputes or unrest.
•Equipment Utilization. Our business depends on our fleet being operable and in ready-to-work condition. We often operate in conditions that inflict a high degree of wear on our equipment. If we are unable to maintain our fleet so as to obtain our planned utilization rates, or if we are required to expend higher than expected amounts on maintenance or to rent replacement equipment at high rates due to equipment breakdowns, our operating revenues and profits will be adversely impacted. We endeavor to mitigate these risks through our maintenance planning and asset management processes and procedures, though there is no assurance that we can anticipate our future equipment utilization rates with certainty.
•Short-notice Reductions in Work. We allocate and mobilize our equipment and hire personnel based on estimated equipment and service plans supplied by our customers. At the start of each new project, we incur significant start-up costs related to the mobilization and maintenance configuration of our heavy equipment along with personnel hiring, orientation, training and housing costs for staff ramp-ups and redeployments. We expect to recover these start-up costs over the planned volumes of the projects we are awarded. Significant reductions in our customer's required equipment and service needs, with short notice, could result in our inability to redeploy our equipment and personnel in a cost-effective manner. In the past, such short-notice reductions have occurred due to changes in customer production schedules or mine planning or due to unplanned shutdowns of our customers’ processing facilities due to events outside our control or the control of our customers, such as fires, mechanical breakdowns and technology failures. Our ability to maintain revenues and margins may be adversely affected to the extent these events cause reductions in the utilization of equipment and we can no longer recover our full start-up costs over the reduced volume plan of our customers.
•Inflation. The costs of performing work for our customers has recently been subject to inflationary pressures that are unusually high from an historical perspective, particularly with respect to the costs of skilled labour and equipment parts. We have price escalation clauses in most of our contracts that allow us to increase prices as costs rise, but not all of our contracts contain such clauses. Even when our contracts do contain such clauses, the mechanism for adjusting prices may lag the actual cost increases thereby reducing our margins in the short-term. Where a contract contains no price escalation clause, we normally factor expected inflation into our pricing. The ability to meet our forecasted profitability is at risk if we do not properly predict future rates of inflation or have contractual provisions that adjust pricing accurately or in a timely manner.

Management's Discussion and Analysis December 31, 2023	M-31	North American Construction Group Ltd.

•Price Escalators. Our ability to maintain planned project margins on longer-term contracts with contracted price escalators is dependent on the contracted price escalators accurately reflecting increases in our costs. If the contracted price escalators do not reflect actual increases in our costs, we will experience reduced project margins over the remaining life of these longer-term contracts. In strong economic times, the cost of labour, equipment, materials and sub-contractors is driven by the market demand for these project inputs. The level of increased demand for project inputs may not have been foreseen at the inception of the longer-term contracts with fixed or indexed price escalators resulting in reduced margins over the remaining life of the longer-term contracts.
•Impact of Extreme Weather Conditions and Natural Disasters. Extreme weather conditions or natural disasters, such as fires, floods and similar events, may cause delays in the progress of our work due to restricted site access or inefficiency of operations due to weather-related ground conditions, which to the extent that such risk is not mitigated through contractual terms, may result in loss of revenues while certain costs continue to be incurred. Our Australian operations are particularly susceptible to heavy rainfall and flooding from November through to the end of February. Such delays may also lead to incurring additional non-compensable costs, including overtime work, that are necessary to meet customer schedules. Delays in the commencement of a project due to extreme weather or natural disaster may also result in customers choosing to defer or even cancel planned projects entirely. Such events may also impact availability and cost of equipment, parts, labour or other inputs to our business that could have a material adverse effect on our financial position. If the frequency or severity of such events rises in the future as a result of climate change, our risk and potential impacts will also rise.
•Equipment Buy-Out Provisions. Certain of our contracts in Australia provide the client with the option to buy out our owned equipment at predetermined values. While the buy-outs generally provide pricing at market values, they do introduce a longer-term risk of reduced revenue generation should they be executed.
•Management. Our continued growth and future success depends on our ability to identify, recruit, assimilate and retain key management, technical, project and business development personnel. There can be no assurance that we will be successful in identifying, recruiting or retaining such personnel.
•Shifting Customer Priorities Related to Climate Change. Climate change continues to attract considerable public and regulatory attention, with greenhouse gas emission regulations becoming more commonplace and stringent. The transition to a lower-carbon economy has the potential to be disruptive to traditional business models and investment strategies. Government action intended to address climate change may involve both economic instruments such as carbon taxation as well as restrictions on certain sectors such as cap-and-trade schemes. Certain jurisdictions in which we operate impose carbon taxes on significant emitters and there is a possibility of similar taxation in other jurisdictions in the future. Other government restrictions on certain market sectors could also adversely impact current or potential clients resulting in a reduction of available work and supplies. Our clients may also alter their long-term plans due to government regulation, changes in policies of investors or lenders or simply due to changes in public perception of their business. This risk can be mitigated to an extent by identifying changing market demands to offset lower demand for some services with opportunities in others, forming strategic partnerships and pursuing sustainable innovations.
•Climate Change Related Financial Risks. As new climate change measures are introduced or strengthened our cost of business may increase as we incur expenses related to complying with environmental regulations and policies. We may be required to purchase new or retrofit current equipment to reduce emissions in order to comply with new regulatory standards or to mitigate the financial impact of carbon taxation. We may also incur costs related to monitoring regulatory trends and implementing adequate compliance processes. Our inability to comply with climate change laws and regulations could result in penalties or reputational damage that may impair our prospects.
•Climate Change Related Reputational Risks. Investors and other stakeholders worldwide are becoming more attuned to climate change action and sustainability matters, including the efforts made by issuers to reduce their carbon footprint. Our reputation may be harmed if it is not perceived by our stakeholders to be sincere in our sustainability commitment and our long-term results may be impacted as a result. In addition, our approach to climate change issues may increasingly influence stakeholders’ views of the company in relation to its peers and their investment decisions.

Management's Discussion and Analysis December 31, 2023	M-32	North American Construction Group Ltd.

ADDITIONAL INFORMATION
Corporate head office is located at 27287 - 100 Avenue, Acheson, Alberta, T7X 6H8.
Telephone and facsimile are 780-960-7171 and 780-969-5599, respectively.

Management's Discussion and Analysis December 31, 2023	M-33	North American Construction Group Ltd.